UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: August 17, 2022

Commission File Number: 001-39387

Renalytix plc

(Translation of registrant’s name into English)

Finsgate

5-7 Cranwood Street

London EC1V 9EE

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-265280), and Form S-8 (File No. 333-248741) of Renalytix plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Based on recently secured private payer and Medicaid insurance coverage contracts for KidneyIntelX, Renalytix plc is disclosing that the upper Midwest region of the United States, and specifically Illinois and Iowa, are now primary commercial expansion markets. Private insurance coverage contracts secured and effective during the quarter ending September 30, 2022 include Blue Cross Blue Shield Illinois (estimated over 8 million covered lives) and Molina Healthcare Illinois (estimated 0.5 million covered lives). This complements coverage already secured with Wellmark Blue Cross Blue Shield in Iowa and South Dakota (estimated 2.1 million covered lives). Additionally, Renalytix has contracted with Illinois Medicaid as a provider for their program. Illinois Medicaid is estimated to provide medical insurance to over 20% of (or 3.3 million) Illinois residents and the contracts with BCBS and Molina provide insurance coverage for a significant proportion of that population. Illinois will now play a critical part in the KidneyIntelX health equity strategy to help drive down disparities in community care for individuals with diabetes and kidney disease.

With clarity on comprehensive insurance coverage now emerging on a region-by-region basis, the Company has taken steps in the current quarter ending September 30, 2022 to focus operating resources on near-term revenue opportunities, such as those disclosed above, and also reduce cash expenditure.

The Company has already executed changes designed to yield over $12 million in annual savings in fiscal 2023, with more in process. Full effects of cash burn-rate reduction are expected to be realized in the fiscal second and third quarters ending December 30, 2022 and March 31, 2023, respectively. A regional commercial focus dictated by growing insurance payer coverage also complements efforts to introduce KidneyIntelX testing through the seven Veterans Health Administration Centers serving Illinois and Iowa. Renalytix previously contracted with the US Government under a General Service Administration contract for up to 10 years. The contract allows Renalytix to provide KidneyIntelX testing to any of the 140 U.S. government departments, agencies and affiliates offering healthcare services. Under the contract KidneyIntelX pricing was set at $950 per reportable result.

Forward Looking Statements

Statements contained in this Report on Form 6-K (this “Report”) regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Examples of these forward-looking statements include statements concerning: the effects of our cost-saving initiatives; our commercial expansion opportunities; the potential for KidneyIntelX to receive regulatory approval from the FDA, the commercial prospects of KidneyIntelX, if approved, including whether and to what extent KidneyIntelX will be successfully adopted by physicians and distributed and marketed, our expectations regarding reimbursement decisions and the ability of KidneyIntelX to curtail costs of chronic and end-stage kidney disease, optimize care delivery and improve patient outcomes. Words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “seeks,” and similar expressions are intended to identify forward-looking statements. We may not actually achieve the plans and objectives disclosed in the forward-looking statements, and you should not place undue reliance on our forward-looking statements. Any forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. These risks and uncertainties include, among others: that KidneyIntelX is based on novel artificial intelligence technologies that are rapidly evolving and potential acceptance, utility and clinical practice remains uncertain; we have only recently commercially launched KidneyIntelX; and risks relating to the impact on our business of the COVID-19 pandemic or similar public health crises. These and other risks are described more fully in our filings with the Securities and Exchange Commission (SEC), including the “Risk Factors” section of our annual report on Form 20-F filed with the SEC on October 21, 2021, and other filings we make with the SEC from time to time. All information in this Report is as of the date of this Report, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer

Date: August 17, 2022